VIA EDGAR

February 16, 2018

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jim Rosenberg

Division of Corporation Finance

Office of Healthcare and Insurance

Re:	The Navigators Group, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 17, 2017

File No. 000-15886

Dear Mr. Rosenberg:

This letter provides additional information in response to the Division of Corporation Finance’s comment letter dated January 5, 2018 (the “Comment Letter”), in which you requested additional information based on your review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”).  It is being submitted as a supplement to, and amends in part, the Company’s response letter dated February 5, 2018 (the “Prior Response Letter”) and is based on conversations with the Staff to better clarify and address the matters raised in the Comment Letter. For ease of reference, the comment included in the Comment Letter is repeated below in italicized type, and our response addressing matters raised in subsequent conversations with the Staff immediately follows the comment. Any terms capitalized herein that are not otherwise defined shall have the meaning ascribed to them in the Response Letter.

Notes to Consolidated Financial Statements

Note 5. Reserves for Losses and LAE, page F-22

We acknowledge your response to our prior comment 1 in our November 17, 2017 letter, however, please explain to us why the decrease in estimated losses and LAE for claims occurring in prior years of $28.5 million for 2016 as shown in the table summarizing activity for your reserves for losses and LAE on page F-22 differs significantly from the 2016 loss development implicit in the tables on pages F-25 to F-31, which appear to indicate a net reserve strengthening of $10.3 million. In particular, provide us reconciliations of the 2016 amounts per the table on page F-22 showing the reporting and operating segment breakdowns of prior period net reserve strengthening (releases) to the 2016 reserve development inherent in the tables on pages F-28 to F-31 for each of the three operating segments within the international insurance reporting segment and for the globalre reporting segment.

Supplemental Response:

As noted in the Prior Response Letter, the Company relies on Lloyd’s IT systems to process the business of the Company’s Lloyd’s Syndicate 1221.  The Lloyd’s system does not retain claim data by accident year and prior to the adoption of ASU 2015-09, the Company did not retain such data in its own systems.  Since ASC 944-40-50-4B was a new requirement for the Company, we thought it was reasonable to use the best information available as of December 31, 2016 to generate the supplemental loss development tables on pages F-28 to F-31.  This included information that became known to the Company after a reporting year in the supplemental loss development tables for a claim that occurred in such reporting year.

By using information obtained after a given reporting year, the tables do provide information to users about the pattern of loss emergence over time, but information on variability is eliminated.  For instance, for each Syndicate 1221 claim, if the loss date was available as of a reporting date, we used that date to determine the allocation to accident year.  However, if the claim was reported on a bordereau, the specific loss date may not have been initially available, in which case we used policy or report date.  These bordereau claims may later mature into a large loss claim, at which point additional information related to the claim, including the loss date, is entered into the system and can be used for the allocation.  This could lead to significant differences in the incurred losses reported within the supplemental loss development tables from one reporting period to the next since one claim could appear in a different accident year in a subsequent reporting period.

Upon further consideration, the Company has prepared revised supplemental loss development tables from the available Syndicate 1221 data, which affects the International Marine, International P&C, International Professional Liability and Global Re supplemental loss development tables in Note 5. These supplemental loss development tables were prepared using an alternative allocation process and are attached hereto as Exhibit A, along with additional tables that reflect the difference between the revised supplemental loss development tables and the original supplemental loss development tables in our 2016 10-K.

Under the alternative allocation process, the Company developed a process to allocate the Syndicate 1221 incurred claims to individual prior accident years using only data known at the end of such year.  Unlike in our original allocation process, we did not use any information about a particular claim that we obtained after the end of the reporting period in which it was originally reported. This is consistent with what would have been reported in the incurred claims supplemental loss development tables had ASC 944-40-50-4B been effective in those prior reporting periods.

Given our ongoing review of the guidance in ASC 944-40-50-4B, we propose to use this alternative allocation process for the 2015 and prior reporting periods in relation to our Syndicate 1221 business as incorporated in the International Marine, International P&C, International Professional Liability and Global Re supplemental loss development tables in Note 5.  While our original allocation process provided information regarding the systematic nature of loss emergence, this alternative process provides a closer estimate of loss development as presented in the table on page F-22 of the 2016 10-K, as demonstrated by the reconciliation tables attached hereto as Exhibit B, and also provides additional information on variability for the specific reporting segment as each accident year matures. We note that we have not made any changes to the net paid claims supplemental loss development tables in our 2016 10-K.

Additionally, to provide the users of the financial statements with an understanding of the effect of the limitations of the data from our Syndicate 1221 business for the reporting years 2015 and prior in the supplemental loss development tables, as well as the allocation process we used for those reporting years, we have included updated proposed disclosure for Note 5 attached hereto as Exhibit C.  We also reiterate, as stated in the Prior Response Letter, the process the Company currently has in place to capture and retain more detailed data for the reporting years 2016 and forward will eliminate any discrepancies going forward between the rollforward table on page F -22 and the supplemental loss development tables.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (203) 905-6343 (cdefalco@navg.com) or Emily Miner at (203) 905-6369 (eminer@navg.com).

Respectfully submitted,

The Navigators Group, Inc.

By:	/s/ Ciro M. DeFalco
Name:	Ciro M. DeFalco
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT A

	Int'l Marine
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY						2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007						$68,144	$64,769	$66,428	$66,553	$66,239	(35)	5,585
2008						83,790	79,453	79,228	82,747	82,752	98	5,809
2009						93,980	89,241	88,108	81,210	79,526	111	4,969
2010						127,263	126,234	115,709	111,426	108,405	282	5,317
2011						95,941	82,285	78,988	74,621	70,751	25	4,824
2012						106,216	126,893	104,340	97,037	90,523	(216)	5,201
2013							82,880	89,756	77,717	77,239	747	5,075
2014								94,559	108,983	107,789	(1,500)	4,928
2015									94,227	91,371	5,194	6,967
2016										84,156	26,285	5,577
									Total	$858,751

	Int'l Marine
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY						2012	2013	2014	2015	2016
2007						$59,831	$60,702	$61,956	$62,729	$63,281
2008						69,959	72,309	73,746	77,535	78,683
2009						64,058	68,085	70,834	74,311	75,006
2010						74,920	87,186	93,167	97,132	99,416
2011						43,740	56,569	60,879	65,580	66,538
2012						22,777	52,968	68,498	76,572	79,205
2013							21,703	42,953	54,826	60,828
2014								24,445	50,168	73,921
2015									22,323	52,356
2016										22,193
									Total	$671,426
									Net reserves < 2007	9,207
									Total Net reserves	$196,532

	Int'l Marine
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Int'l Marine	24.5%	28.1%	18.2%	7.6%	5.0%	2.8%	2.7%	2.4%	1.3%	0.8%

	Int'l P&C
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY						2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007						$30,898	$30,902	$30,860	$31,215	$25,778	(60)	584
2008						32,170	29,495	29,497	29,027	36,729	(75)	891
2009						31,940	31,792	31,847	31,755	25,113	13	743
2010						38,276	37,375	36,928	37,417	38,198	58	836
2011						63,754	55,344	53,296	53,718	52,202	(198)	833
2012						36,934	30,321	29,566	27,821	27,828	(353)	877
2013							33,461	32,799	33,035	29,684	(308)	1,229
2014								25,235	17,877	17,006	173	1,167
2015									27,320	30,932	2,106	1,678
2016										75,571	13,006	2,646
									Total	$359,041

	Int'l P&C
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY						2012	2013	2014	2015	2016
2007						$23,885	$24,681	$25,150	$25,292	$25,289
2008						34,084	35,161	35,463	35,975	35,826
2009						23,371	24,257	24,713	24,286	24,369
2010						32,156	36,499	39,017	36,509	36,601
2011						33,316	42,280	45,125	47,591	48,502
2012						7,884	15,648	20,850	24,871	26,049
2013							6,829	17,613	24,735	27,180
2014								3,813	8,458	12,304
2015									6,739	18,096
2016										24,256
									Total	$278,471
									Net reserves < 2007	620
									Total Net reserves	$81,189

	Int'l P&C
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Int'l P&C	25.4%	33.5%	21.8%	9.4%	5.2%	-1.0%	-0.2%	1.2%	0.1%	0.0%

	Int'l Professional Liability
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY						2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007						$21,270	$13,155	$13,593	$13,670	$12,381	(64)	235
2008						11,617	13,350	13,585	13,591	14,023	(175)	365
2009						16,475	17,006	17,100	16,726	15,780	629	445
2010						14,266	13,845	14,009	13,978	15,619	1,409	653
2011						15,221	17,893	19,130	8,769	6,835	356	681
2012						6,761	11,359	12,595	13,241	16,891	490	718
2013							9,965	4,040	14,283	15,402	4,255	1,053
2014								20,357	24,112	23,457	12,421	1,276
2015									27,871	30,104	17,379	1,939
2016										36,006	31,814	2,554
									Total	$186,498

	Int'l Professional Liability
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY						2012	2013	2014	2015	2016
2007						$11,293	$11,704	$12,269	$12,277	$12,382
2008						12,150	13,306	13,702	13,732	14,019
2009						8,805	10,716	12,783	13,803	14,118
2010						5,801	7,169	10,460	12,632	13,366
2011						1,197	2,002	2,950	4,007	4,576
2012						2,133	3,219	4,253	5,483	7,365
2013							725	2,196	2,952	9,230
2014								1,368	2,421	5,068
2015									3,355	5,765
2016										2,012
									Total	$87,901
									Net reserves < 2007	92
									Total Net reserves	$98,689

	Int'l Professional Liability
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Int'l Professional Liability	7.5%	7.3%	7.4%	20.6%	15.9%	11.8%	4.7%	2.3%	1.1%	0.8%

	GlobalRe
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY			2009	2010	2011	2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007			-	-	-	$5,915	$5,730	$5,917	$5,771	$5,883	(141)	254
2008			0	0	0	14,231	14,585	13,952	13,551	13,298	672	294
2009			4,970	3,734	3,752	11,125	11,247	11,136	10,398	10,475	204	202
2010				3,743	3,500	12,993	12,942	13,957	11,762	12,330	(1,000)	195
2011					39,678	53,748	76,225	76,020	73,503	72,667	(461)	766
2012						107,083	98,992	92,552	88,153	114,728	531	1,419
2013							114,724	118,644	102,474	104,913	3,973	1,185
2014								119,288	141,922	121,535	9,825	920
2015									101,557	91,098	11,623	680
2016										88,192	38,785	335
									Total	$635,119

	GlobalRe
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY			2009	2010	2011	2012	2013	2014	2015	2016
2007			-	-	-	$5,225	$5,275	$5,345	$5,357	$5,350
2008			0	0	0	11,629	11,650	11,510	11,488	11,546
2009			0	3,734	3,752	8,620	8,853	8,974	9,932	10,045
2010				0	3,490	9,875	10,213	10,387	11,009	11,062
2011					4,160	43,342	71,010	71,677	71,954	72,094
2012						37,644	77,077	83,183	84,533	111,681
2013							53,375	82,558	90,567	98,271
2014								66,249	119,136	105,505
2015									41,620	64,316
2016										36,254
									Total	$526,123
									Net reserves < 2007	2,599
									Total Net reserves	$111,594

	GlobalRe
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
GlobalRe	47.1%	32.1%	0.6%	3.1%	8.5%	2.1%	2.8%	0.7%	0.3%	-0.1%

	Int'l Marine- Comparison of Revised and 2016 Submitted
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY						2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007						(2,489)	(2,379)	(523)	(329)	-	-	-
2008						(4,930)	(5,832)	(4,902)	(1,444)	0	0	-
2009						4,923	2,327	3,610	(886)	0	0	-
2010						3,545	7,214	1,521	(43)	0	0	-
2011						4,594	(4,510)	116	(1,252)	0	0	-
2012						12,520	10,958	4,658	2,151	0	0	-
2013							14,293	7,443	(2,996)	0	0	-
2014								9,047	3,911	0	0	-
2015									23,552	0	0	-
2016										0	0	-
									Total	-

	Int'l Marine
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY						2012	2013	2014	2015	2016
2007						-	-	-	-	-
2008						0	0	0	0	0
2009						0	0	0	0	0
2010						0	0	0	0	0
2011						0	0	0	0	0
2012						0	0	0	0	0
2013							0	0	0	0
2014								0	0	0
2015									0	0
2016										0
									Total	-
									Net reserves < 2007	0
									Total Net reserves	-

	Int'l Marine
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Int'l Marine	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

	Int'l P&C- Comparison of Revised and 2016 Submitted
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY						2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007						$4,814	$5,085	$5,120	$5,359	-	-	-
2008						(7,333)	(8,389)	(8,370)	(8,268)	0	0	-
2009						5,440	5,988	5,938	6,337	0	0	-
2010						(805)	(2,034)	(2,121)	(1,614)	0	0	-
2011						6,291	1,689	1,203	1,052	0	0	-
2012						2,454	(322)	(781)	(805)	0	0	-
2013							3,966	(922)	1,985	0	0	-
2014								5,001	890	0	0	-
2015									906	0	0	-
2016										0	0	-
									Total	-

	Int'l P&C
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY						2012	2013	2014	2015	2016
2007						-	-	-	-	-
2008						0	0	0	0	0
2009						0	0	0	0	0
2010						0	0	0	0	0
2011						0	0	0	0	0
2012						0	0	0	0	0
2013							0	0	0	0
2014								0	0	0
2015									0	0
2016										0
									Total	-
									Net reserves < 2007	0
									Total Net reserves	-

	Int'l P&C
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Int'l P&C	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

	Int'l Professional Liability- Comparison of Revised and 2016 Submitted
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY						2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007						$8,369	$568	$1,148	$1,292	-	-	-
2008						(3,895)	(1,951)	(1,231)	(420)	0	0	-
2009						1,666	1,639	2,128	437	0	0	-
2010						(4,337)	(2,314)	(1,652)	(3,473)	0	0	-
2011						5,535	10,245	12,005	1,719	0	0	-
2012						(1,443)	1,607	3,488	2,066	0	0	-
2013							(5,131)	(13,588)	(1,989)	0	0	-
2014								1,523	43	0	0	-
2015									5,111	0	0	-
2016										0	0	-
									Total	-

	Int'l Professional Liability
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY						2012	2013	2014	2015	2016
2007						-	-	-	-	-
2008						0	0	0	0	0
2009						0	0	0	0	0
2010						0	0	0	0	0
2011						0	0	0	0	0
2012						0	0	0	0	0
2013							0	0	0	0
2014								0	0	0
2015									0	0
2016										0
									Total	-
									Net reserves < 2007	0
									Total Net reserves	-

	Int'l Professional Liability
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
Int'l Professional Liability	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

	GlobalRe- Comparison of Revised and 2016 Submitted
	Loss and ALAE, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,										As of December 31, 2016
AY			2009	2010	2011	2012	2013	2014	2015	2016	Total IBNR	# of Reported Claims
2007			0	0	0	(300)	(460)	(255)	(119)	0	0	0
2008			0	0	0	368	561	421	247	0	0	0
2009			0	0	0	(61)	(133)	391	8	0	0	0
2010				0	0	(463)	(720)	1,059	165	0	0	0
2011					0	2,916	2,094	2,509	461	0	0	0
2012						(1,707)	(4,191)	(2,213)	(900)	0	0	0
2013							1,989	(368)	771	0	0	0
2014								(1,191)	815	0	0	0
2015									1,683	0	0	0
2016										0	0	0
									Total	0

	GlobalRe
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
amounts in thousands	For the Years Ended December 31,
AY			2009	2010	2011	2012	2013	2014	2015	2016
2007			-	-	-	-	-	-	-	-
2008			0	0	0	0	0	0	0	0
2009			0	0	0	0	0	0	0	0
2010				0	0	0	0	0	0	0
2011					0	0	0	0	0	0
2012						0	0	0	0	0
2013							0	0	0	0
2014								0	0	0
2015									0	0
2016										0
									Total	-
									Net reserves < 2007	0
									Total Net reserves	-

	GlobalRe
	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3	4	5	6	7	8	9	10
GlobalRe	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

EXHIBIT B The Navigators Group, Inc
Reconciliation of Short Duration Triangles
SEC Comment Letter FY 2016
($ amounts in thousands)			2016
	Item	2016 10-K Reference	Int'l Marine	Int'l P&C	Int'l Prof Liab	GlobalRe
Current AY Incurred Per Financial Statement Rollforward Table	2016 Total Loss Incurred	pages 37, 38 and 41	$67,051	$68,995	$42,238	$89,304
	Prior AY Loss Incurred	page F-22	$(22,068)	$(7,051)	$4,100	$(2,161)
	Current AY Loss Incurred		$89,119	$76,046	$38,138	$91,465
Reconciling Items:	Less: ULAE Excluded from Triangles		$2,601	$1,604	$1,157	$1,310
	Less: Foreign Exchange and Other(1)		$2,362	$(1,129)	$975	$1,963
Adjusted Balance			$84,156	$75,571	$36,006	$88,192
2016 Current AY Incurred Per Short-Duration Triangle Disclosures	2016 Current AY Incurred	Proposed pages F-25 through F-31	$84,156	$75,571	$36,006	$88,192

Current AY Incurred Per Financial Statement Rollforward Table	Prior AY Incurred	page F-22	$(22,068)	$(7,051)	$4,100	$(2,161)
Reconciling Items:	Less: Foreign Exchange and Other(1)		$(2,142)	$(1,336)	$(152)	$2
2016 Current AY Incurred Per Short-Duration Triangle Disclosures	Change in Prior AY Incurred	Proposed pages F-25 through F-31	$(19,926)	$(5,715)	$4,252	$(2,163)

			2015
	Item	2016 10-K Reference	Int'l Marine	Int'l P&C	Int'l Prof Liab	GlobalRe
Current AY Incurred Per Financial Statement Rollforward Table	2015 Total Incurred	pages 37, 38 and 41	$79,737	$20,478	$34,487	$94,399
	Prior AY Incurred	page F-22	$(21,914)	$(8,458)	$4,156	$(9,134)
	Current AY Incurred		$101,651	$28,936	$30,331	$103,533
Reconciling Items:	Less: ULAE Excluded from Triangles		$2,812	$749	$1,138	$1,279
	Less: Foreign Exchange and Other(1)		$4,612	$867	$1,322	$697
Adjusted Balance			$94,227	$27,320	$27,871	$101,557
2016 Current AY Incurred Per Short-Duration Triangle Disclosures	2015 Current AY Incurred	Proposed pages F-25 through F-31	$94,227	$27,320	$27,871	$101,557

Current AY Incurred Per Financial Statement Rollforward Table	Prior AY Incurred	page F-22	$(21,914)	$(8,458)	$4,156	$(9,134)
Reconciling Items:	Less: Foreign Exchange and Other(1)		$(5,092)	$(295)	$195	$(5,201)
2016 Current AY Incurred Per Short-Duration Triangle Disclosures	Change in Prior AY Incurred	Proposed pages F-25 through F-31	$(16,822)	$(8,163)	$3,961	$(3,933)

			2014
	Item	2016 10-K Reference	Int'l Marine	Int'l P&C	Int'l Prof Liab	GlobalRe
Current AY Incurred Per Financial Statement Rollforward Table	2014 Total Incurred	pages 37, 38 and 41	$71,986	$23,317	$19,776	$118,311
	Prior AY Incurred	page F-22	$(31,677)	$(3,829)	$(2,746)	$(2,140)
	Current AY Incurred		$103,663	$27,146	$22,522	$120,451
Reconciling Items:	Less: ULAE Excluded from Triangles		$2,518	$1,205	$720	$734
	Less: Foreign Exchange and Other(1)		$6,586	$706	$1,445	$429
Adjusted Balance			$94,559	$25,235	$20,357	$119,288
2014 Current AY Incurred Per Short-Duration Triangle Disclosures	2014 Current AY Incurred	Proposed pages F-25 through F-31	$94,559	$25,235	$20,357	$119,288

Current AY Incurred Per Financial Statement Rollforward Table	Prior AY Incurred	page F-22	$(31,677)	$(3,829)	$(2,746)	$(2,140)
Reconciling Items:	Less: Foreign Exchange and Other(1)		$(2,479)	$68	$(224)	$126
2014 Current AY Incurred Per Short-Duration Triangle Disclosures	Change in Prior AY Incurred	Proposed pages F-25 through F-31	$(29,198)	$(3,897)	$(2,522)	$(2,266)

* Other includes any activity on 2006 and prior Accident Years which is not displayed on the triangle.

EXHIBIT C

Note 5. Reserves for Losses and LAE – Page F-24

The information provided in our supplemental tables related to short duration contracts includes estimates.  Prior to the 2016 calendar year, records for Syndicate 1221 were not available by individual Accident Year (AY), which impacts the presentation of our Int’l Insurance and, to a limited extent, our Global Re supplemental tables for 2015 and prior reporting years.  For this 2017 calendar year report, we revised and improved the allocation process used in our 2016 presentation in relation to our Syndicate 1221 business.  For the 2016 calendar year report, we applied an allocation process using inception to date gross paid and case information through 2016 to extrapolate the data for reporting years 2012 through 2015 in our supplemental tables.  Upon further consideration, for 2017 reporting, the Company developed a process to allocate the Syndicate 1221 incurred claims to individual prior accident years using only data known as of the end of such year.

While the estimation process used in 2016 provided information regarding the systematic nature of loss emergence, the revised and improved process applied in the current calendar year more accurately reflects information on variability of loss emergence from period to period.  We believe that this process is more aligned with the objectives of this disclosure, and the total amounts reported in the rollforward table in Note 5. Beginning in the 2016 calendar year, the Company implemented a process for the business underwritten through Syndicate 1221 that captures and retains more detailed incurred claim data to enable it to assign AY information as accurately and completely as possible using the data available.

In addition, due to the limitations of the data available for our Syndicate 1221 business, the supplemental tables below for our Int’l Insurance reporting segment begin with the 2012 reporting year and will increase by one year until ten years are presented. Our GlobalRe reporting segment’s supplemental tables do not have data prior to the 2009 reporting year, as we began our assumed reinsurance GlobalRe initiative in 2010.  A small portion of business written by Syndicate 1221 in calendar year 2009 was allocated to the reporting segment.